SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                 BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                               $0.00001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    099469108
                                 (CUSIP NUMBER)

                              JACK L. PFEILSTICKER
                      VICE PRESIDENT AND CORPORATE COUNSEL
                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                               GATEWAY CENTER FOUR
                                    7TH FLOOR
                               100 MULBERRY STREET
                          NEWARK, NEW JERSEY 07102-4069
                                 (973) 802-9200
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                  JULY 3, 2003
                     (DATE OF EVENT WHICH REQUIRES FILING OF
                                 THIS STATEMENT)

           IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS STATEMENT BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX [ ].

-----------------------------------------   ------------------------------------
CUSIP NO. 099469108                      13D                             Page 2
-----------------------------------------   ------------------------------------

--------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON                   PRUDENTIAL FINANCIAL, INC.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [  ]
                                                                  (b)     [  ]
--------------------------------------------------------------------------------
3.         SEC USE ONLY
--------------------------------------------------------------------------------
4.         S0URCE OF
           FUNDS:               N/A
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [  ]
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           New Jersey
--------------------------------------------------------------------------------
      NUMBER OF SHARES                       7.         SOLE VOTING POWER
      BENEFICIALLY OWNED BY EACH                        23,006,098
      REPORTING PERSON WITH
                                             -----------------------------------
                                             8.         SHARED VOTING POWER
                                                        0

                                             -----------------------------------
                                             9.         SOLE DISPOSITIVE POWER
                                                        23,006,098

                                             -----------------------------------
                                             10.        SHARED DISPOSITIVE POWER
                                                        0

--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           23,006,098
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           21.03%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON
           HC
--------------------------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILING OUT !

           This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed by The Prudential Insurance Company of America, a New Jersey corporation ("Prudential"), with the Commission on July 16, 2001 (the "Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed by Prudential Financial, Inc. ("Prudential Financial") with the Commission on April 1, 2003. Unless otherwise set forth herein, the information set forth in the Schedule 13D remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Schedule 13D.

Item 1.  Security and Issuer.
         -------------------

           The information set forth in Item 1 of the Schedule 13D remains the same.

Item 2. Identity and Background.
        -----------------------

           The information set forth in Item 2 of the Schedule 13D remains unchanged, except that Mr. Burton Malkiel is no longer a director of Prudential Financial.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

           The information set forth in Item 3 of the Schedule 13D remains unchanged.

Item 4.  Purpose of Transaction.
         ----------------------

           Item 4 of the Schedule 13D is amended to add the following after the ninth paragraph thereof:

           On July 1, 2003, the Company and Prudential entered into a Third Amendment, Consent and Waiver under Subordinated Note Restructuring Agreement (the "Third Amendment") which, among other things, waived certain defaults by the Company pursuant to the Purchase Agreement, amended certain restrictive covenants set forth in the Purchase Agreement, allowed the Company to make interest payments due under the Notes through December 31, 2003 in kind, and deferred the payment of dividends on the Company's preferred stock through December 31, 2003 until March 31, 2004. The Company issued Prudential promissory notes in favor of Prudential for an aggregate principal amount of approximately $2.4 million representing past due interest and fees.

           In connection with the Third Amendment, on July 1, 2003, the Company amended its certificate of designation relating to the Series E Stock allowing the Series E Stock to be converted at any time beginning July 1, 2003. The Series E Stock had previously been convertible beginning December 27, 2005.

           On July 3, 2003, Prudential converted an aggregate of 59,872 shares of Series E Stock (the "Series E Conversion"), leaving Prudential with a balance of 903 shares of Series E Stock, into a like number of shares of Series F Stock, and to convert 59,872 shares of Series F Stock into 13,607,202 shares of Common Stock, based on a conversion price of $0.44 per share, pursuant to the terms of the Series F Stock.

           On the same date, Prudential exercised a warrant to purchase 2,292,798 shares of Common Stock (the "July 2003 Warrant Exercise"). The aggregate exercise price, $1,400,900, was paid by the tender of an aggregate of 14,009 shares of Series G Stock, the balance of Prudential's holdings of Series G Stock, at the face value of the shares of Series G Stock, as permitted by the terms of the warrant.

           The 15,900,000 shares of Common Stock with respect to the Series E Conversion and the July 2003 Warrant Exercise were delivered to Prudential on July 3, 2003.

           On July 7, 2003, Prudential sold an aggregate of 2,566,500 shares of Common Stock received upon the Series E Conversion and the July 2003 Warrant Exercise in market transactions pursuant to the provisions of Rule 144 promulgated by the Commission under the Securities Act of 1933, as amended, for aggregate net proceeds of $960,039.29.

           Prudential continues to hold 13,333,500 shares of Common Stock directly and 9,672,598 shares of Common Stock issuable upon exercise of the Warrants. Prudential continues to evaluate the possible disposition of its interest in the Company.

           Except as set forth above, Prudential has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as set forth above, the information set forth in Item 4 of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

           Items 5(a), (b) and (c) of the Schedule 13D are amended and restated to read in their entirety as follows:

           (a) The responses of Prudential Financial to Rows (11) through (13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. As of July 8, 2003, Prudential Financial, through its wholly owned subsidiary, Prudential, beneficially owned an aggregate of 23,006,098 shares of Common Stock, representing 21.03% of the outstanding shares of Common Stock. The outstanding shares of Common Stock, 109,390,893, are based on (i) the 83,818,295 shares outstanding as of June 30, 2002, as set forth in a certificate from American Stock Transfer and Trust Company, the Company's transfer agent, plus
(ii) 15,900,000 shares issued to Prudential Financial resulting from the Series E Conversion and the July 2003 Warrant Exercise, and (iii) 9,672,598 shares that Prudential Financial has the right to acquire upon the exercise of the Warrants.

           Except as disclosed in this Item 5(a), neither Prudential Financial, nor, to the best of its knowledge, any of its directors or executive officers beneficially owns any shares of Common Stock.

           (b) The responses of Prudential Financial to (i) Rows (7) through
(10) of the cover page of this statement on Schedule 13D/A and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) Except as disclosed in Item 4 hereof, neither Prudential Financial, nor, to the best of its knowledge, any of its directors or executive officers, has effected any transaction in Common Stock during the past 60 days.

           (d) Not applicable.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        -------------------------

           The information set forth in Item 6 of the Schedule 13D remains unchanged.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

           Not applicable.


                                   SIGNATURES
                                   ----------

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 8, 2003

                                             PRUDENTIAL FINANCIAL, INC.

                                             By:  /s/ Jack L. Pfeilsticker
                                                --------------------------------
                                                Name:  Jack L. Pfeilsticker
                                                Title: Vice President



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